UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Green Dot Corporation

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

39304D102

(CUSIP Number)

JEFFREY B. OSHER

Harvest Capital Strategies LLC

600 Montgomery Street, Suite 1700

San Francisco, California 94111

(415) 869-4433

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 31, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON

JEFFREY B. OSHER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,781,122
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,781,122
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,781,122
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON

HARVEST CAPITAL STRATEGIES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,634,122
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,634,122
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,634,122
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

IA

3

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON

HARVEST SMALL CAP PARTNERS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,159,148
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,159,148
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,159,148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON

HARVEST SMALL CAP PARTNERS MASTER, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,474,974
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,474,974
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,474,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON

HARVEST SMALL CAP PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		882,715
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

882,715
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

882,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON

HSCP STRATEGIC I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,276,433
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,276,433
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,276,433
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON

CRAIG BAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 39304D102

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein. As of the close of business on August 2, 2017, the Reporting Persons collectively owned an aggregate of 3,788,622 Shares, constituting approximately 7.6% of the Shares outstanding.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Harvest Small Cap Master, Harvest Small Cap and HSCP Strategic were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 1,474,974 Shares beneficially owned by Harvest Small Cap Master is approximately $24,607,693, including brokerage commissions.  The aggregate purchase price of the 882,715 Shares beneficially owned by Harvest Small Cap is approximately $14,445,161, including brokerage commissions.  The aggregate purchase price of the 1,276,433 Shares beneficially owned by HSCP Strategic is approximately $28,229,120, including brokerage commissions. The Shares held in the Osher Family Accounts were purchased in the open market with personal funds. The aggregate purchase price of the 147,000 Shares held in the Osher Family Accounts is approximately $2,317,255, including brokerage commissions. The aggregate purchase price of the 7,500 Shares beneficially owned by Mr. Baum is approximately $131,359, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As further described in Item 6 below, Harvest Capital and certain of its affiliates (collectively, “Harvest”) entered into a Sales Trading Plan Agreement (the “Sales Plan”) with Goldman Sachs & Co. LLC (“GS”), dated May 19, 2017, for the purpose of effecting sales of Shares of the Issuer in compliance with, among other things, Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”). The Sales Plan is tiered based upon certain volume and pricing thresholds and has been undertaken in large part to effectuate a rebalancing of Harvest’s portfolio in light of the significant appreciation in the Issuer’s stock price since the filing of the Schedule 13D over a year and a half ago.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reportedly owned by each person named herein is based upon 49,750,548 Shares outstanding, as of April 30, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2017.

A.	Mr. Osher
(a)

As of the close of business on August 2, 2017, 147,000 Shares were held in the Osher Family Accounts, which Mr. Osher may be deemed to beneficially own. In addition, Mr. Osher, as the portfolio manager of each of Harvest Small Cap Master, Harvest Small Cap and HSCP Strategic and as a managing director of Harvest Capital, may be deemed the beneficial owner of the (i) 1,474,974 Shares owned by Harvest Small Cap Master, (ii) 882,715 Shares owned by Harvest Small Cap and (iii) 1,276,433 Shares owned by HSCP Strategic.

Percentage: Approximately 7.6%

9

CUSIP NO. 39304D102

(b)	1. Sole power to vote or direct vote: 3,781,122
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,781,122
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Osher has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Harvest Small Cap Master, Harvest Small Cap and HSCP Strategic during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.
B.	Harvest Capital
(a)

Harvest Capital, as the investment manager of Harvest Small Cap Master, Harvest Small Cap and HSCP Strategic, may be deemed the beneficial owner of the (i) 1,474,974 Shares owned by Harvest Small Cap Master, (ii) 882,715 Shares owned by Harvest Small Cap and (iii) 1,276,433 Shares owned by HSCP Strategic.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 3,634,122
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,634,122
4. Shared power to dispose or direct the disposition: 0

(c)	Harvest Capital has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Harvest Small Cap Master, Harvest Small Cap and HSCP Strategic during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.
C.	Harvest Small Cap GP
(a)

Harvest Small Cap GP, as the general partner of Harvest Small Cap and HSCP Strategic, may be deemed the beneficial owner of the (i) 882,715 Shares owned by Harvest Small Cap and (ii) 1,276,433 Shares owned by HSCP Strategic.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 2,159,148
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,159,148
4. Shared power to dispose or direct the disposition: 0

(c)	Harvest Small Cap GP has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Harvest Small Cap and HSCP Strategic during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.
10

CUSIP NO. 39304D102

D.	Harvest Small Cap Master
(a)	As of the close of business on August 2, 2017, Harvest Small Cap Master beneficially owned 1,474,974 Shares.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 1,474,974
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,474,974
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Harvest Small Cap Master during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.
E.	Harvest Small Cap
(a)	As of the close of business on August 2, 2017, Harvest Small Cap beneficially owned 882,715 Shares.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 882,715
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 882,715
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Harvest Small Cap during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.
F.	HSCP Strategic
(a)	As of the close of business on August 2, 2017, HSCP Strategic beneficially owned 1,276,433 Shares.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 1,276,433
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,276,433
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by HSCP Strategic during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.
11

CUSIP NO. 39304D102

G.	Mr. Baum
(a)	As of the close of business on August 2, 2017, Mr. Baum directly owned 7,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 7,500 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 7,500 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Baum has not entered into any transactions in the Shares during the past sixty (60) days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As disclosed in Item 4 above, on May 19, 2017, Harvest entered into the Sales Plan with GS for the purpose of establishing a trading plan to effect sales of Shares of the Issuer in compliance with all applicable laws, including, without limitation, Section 10(b) of the Exchange Act, including, but not limited to, Rule 10b5-1. The Sales Plan allows for the sale of up to 760,400 Shares by GS on behalf of Harvest. Shares sold pursuant to the Sales Plan may only be sold in accordance with trading requirements adopted by the Reporting Persons, and there can be no assurance as to how many Shares, if any, will be sold pursuant to the Sales Plan or at what price any such Shares will be sold. A copy of the Sales Plan is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Sales Trading Plan Agreement between Harvest Capital Strategies LLC, Harvest Small Cap Partners, L.P., Harvest Small Cap Partners Master, Ltd., HSCP Strategic I, L.P. and Goldman Sachs & Co. LLC, dated May 19, 2017.

12

CUSIP NO. 39304D102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2017

Harvest Small Cap Partners Master, Ltd.

By:	Harvest Capital Strategies LLC Investment Manager

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Small Cap Partners, LP

By:	Harvest Capital Strategies LLC Investment Manager

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

HSCP Strategic I, LP

By:	Harvest Capital Strategies LLC Investment Manager

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Capital Strategies LLC

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Small Cap Partners GP, LLC

By:	Harvest Capital Strategies LLC Investment Manager of the Limited Partner

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

13

CUSIP NO. 39304D102

/s/ Jeffrey B. Osher
jEFFREY B. OSHER

/s/ Craig Baum
craig baum

14

CUSIP NO. 39304D102

SCHEDULE B

Transactions in the Shares During the Past Sixty (60) Days*

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

HARVEST SMALL CAP PARTNERS MASTER, lTD.

Sale of Class A Common Stock	(8,877)	39.7048	06/19/2017
Sale of Class A Common Stock	(9,870)	39.4168	06/20/2017
Sale of Class A Common Stock	(7,698)	39.4620	06/21/2017
Sale of Class A Common Stock	(20,031)	39.0613	06/22/2017
Sale of Class A Common Stock	(2,205)	39.0613	06/22/2017
Sale of Class A Common Stock	(18,888)	39.2786	06/23/2017
Sale of Class A Common Stock	(10,775)	38.8190	06/26/2017
Sale of Class A Common Stock	(10,488)	38.9124	06/28/2017
Sale of Class A Common Stock	(2,337)	38.7525	06/29/2017
Sale of Class A Common Stock	(10,760)	38.7500	07/05/2017
Sale of Class A Common Stock	(3,244)	38.6640	07/06/2017
Sale of Class A Common Stock	(11,167)	39.3496	07/07/2017
Sale of Class A Common Stock	(9,628)	39.3997	07/10/2017
Sale of Class A Common Stock	(9,141)	39.5518	07/11/2017
Sale of Class A Common Stock	(15,889)	39.8651	07/12/2017
Sale of Class A Common Stock	(12,250)	39.7542	07/13/2017
Sale of Class A Common Stock	(14,421)	39.9106	07/14/2017
Sale of Class A Common Stock	(16,527)	39.9188	07/17/2017

* Each sale of Class A Common Stock listed herein was effected in the open market pursuant to a 10b5-1 Sales Trading Plan.

CUSIP NO. 39304D102

Sale of Class A Common Stock	(4,573)	39.7104	07/18/2017
Sale of Class A Common Stock	(6,020)	39.9222	07/19/2017
Sale of Class A Common Stock	(8,137)	40.1049	07/20/2017
Sale of Class A Common Stock	(1,872)	40.1049	07/20/2017
Sale of Class A Common Stock	(4,601)	39.8175	07/21/2017
Sale of Class A Common Stock	(16,347)	39.7354	07/24/2017
Sale of Class A Common Stock	(12,894)	40.2220	07/25/2017
Sale of Class A Common Stock	(8,449)	40.6656	07/26/2017
Sale of Class A Common Stock	(6,527)	40.4337	07/27/2017
Sale of Class A Common Stock	(11,753)	40.1951	07/28/2017
Sale of Class A Common Stock	(10,099)	40.2030	07/31/2017
Sale of Class A Common Stock	(17,649)	40.2024	08/01/2017
Sale of Class A Common Stock	(7,415)	39.7529	08/02/2017

HARVEST SMALL CAP PARTNERS, LP

Sale of Class A Common Stock	(6,723)	39.7048	06/19/2017
Sale of Class A Common Stock	(5,936)	39.4168	06/20/2017
Sale of Class A Common Stock	(4,641)	39.4620	06/21/2017
Sale of Class A Common Stock	(13,459)	39.0613	06/22/2017
Sale of Class A Common Stock	(11,355)	39.2786	06/23/2017
Sale of Class A Common Stock	(6,490)	38.8190	06/26/2017
Sale of Class A Common Stock	(6,262)	38.9124	06/28/2017
Sale of Class A Common Stock	(1,329)	38.7525	06/29/2017
Sale of Class A Common Stock	(2,403)	38.6595	06/30/2017
Sale of Class A Common Stock	(1,264)	38.6536	07/03/2017
Sale of Class A Common Stock	(7,931)	38.7500	07/05/2017

CUSIP NO. 39304D102

Sale of Class A Common Stock	(1,938)	38.6640	07/06/2017
Sale of Class A Common Stock	(6,676)	39.3496	07/07/2017
Sale of Class A Common Stock	(5,741)	39.3997	07/10/2017
Sale of Class A Common Stock	(5,487)	39.5518	07/11/2017
Sale of Class A Common Stock	(9,503)	39.8651	07/12/2017
Sale of Class A Common Stock	(8,128)	39.7542	07/13/2017
Sale of Class A Common Stock	(7,860)	39.9106	07/14/2017
Sale of Class A Common Stock	(9,881)	39.9188	07/17/2017
Sale of Class A Common Stock	(2,729)	39.7104	07/18/2017
Sale of Class A Common Stock	(3,622)	39.9222	07/19/2017
Sale of Class A Common Stock	(5,995)	40.1049	07/20/2017
Sale of Class A Common Stock	(3,549)	39.8175	07/21/2017
Sale of Class A Common Stock	(8,975)	39.7354	07/24/2017
Sale of Class A Common Stock	(6,745)	40.2220	07/25/2017
Sale of Class A Common Stock	(939)	40.2220	07/25/2017
Sale of Class A Common Stock	(5,050)	40.6656	07/26/2017
Sale of Class A Common Stock	(3,902)	40.4337	07/27/2017
Sale of Class A Common Stock	(7,023)	40.1951	07/28/2017
Sale of Class A Common Stock	(5,660)	40.2030	07/31/2017
Sale of Class A Common Stock	(10,552)	40.2024	08/01/2017
Sale of Class A Common Stock	(4,431)	39.7529	08/02/2017

CUSIP NO. 39304D102

HSCP STRATEGIC I, LP

Sale of Class A Common Stock	(3,900)	39.7048	06/19/2017
Sale of Class A Common Stock	(3,883)	39.4168	06/20/2017
Sale of Class A Common Stock	(3,031)	39.4620	06/21/2017
Sale of Class A Common Stock	(8,768)	39.0613	06/22/2017
Sale of Class A Common Stock	(7,429)	39.2786	06/23/2017
Sale of Class A Common Stock	(4,241)	38.8190	06/26/2017
Sale of Class A Common Stock	(4,114)	38.9124	06/28/2017
Sale of Class A Common Stock	(900)	38.7525	06/29/2017
Sale of Class A Common Stock	(590)	38.6595	06/30/2017
Sale of Class A Common Stock	(310)	38.6536	07/03/2017
Sale of Class A Common Stock	(4,673)	38.7500	07/05/2017
Sale of Class A Common Stock	(1,271)	38.6640	07/06/2017
Sale of Class A Common Stock	(4,377)	39.3496	07/07/2017
Sale of Class A Common Stock	(3,770)	39.3997	07/10/2017
Sale of Class A Common Stock	(3,591)	39.5518	07/11/2017
Sale of Class A Common Stock	(6,232)	39.8651	07/12/2017
Sale of Class A Common Stock	(5,002)	39.7542	07/13/2017
Sale of Class A Common Stock	(5,469)	39.9106	07/14/2017
Sale of Class A Common Stock	(6,479)	39.9188	07/17/2017
Sale of Class A Common Stock	(1,792)	39.7104	07/18/2017
Sale of Class A Common Stock	(2,367)	39.9222	07/19/2017
Sale of Class A Common Stock	(3,929)	40.1049	07/20/2017
Sale of Class A Common Stock	(2,001)	39.8175	07/21/2017
Sale of Class A Common Stock	(6,216)	39.7354	07/24/2017
Sale of Class A Common Stock	(5,051)	40.2220	07/25/2017
Sale of Class A Common Stock	(3,314)	40.6656	07/26/2017
Sale of Class A Common Stock	(2,560)	40.4337	07/27/2017
Sale of Class A Common Stock	(4,609)	40.1951	07/28/2017
Sale of Class A Common Stock	(3,868)	40.2030	07/31/2017
Sale of Class A Common Stock	(6,922)	40.2024	08/01/2017
Sale of Class A Common Stock	(2,908)	39.7529	08/02/2017